August 19, 2005

By U.S. Mail

Mr. James A. Mitarotonda
Barington Companies Equity Partners, L.P.
888 Seventh Avenue, 17th Floor
New York, NY  10019

      Re: 	Register.com, Inc.
Preliminary Proxy Statement Filed August 9, 2005 by Barington
Companies Equity Partners, L.P.
      File No. 000-29739

Dear Mr. Mitarotonda:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proxy Statement

General
1. We note that Register.com has announced the postponement of the 2005 Annual Meeting of Stockholders, previously set for September 8,
2005.  Refer to the Form 8-K filed by Register.com on August 9,
2005
announcing the potential sale of the Company to Vector Capital. Now that the Annual Meeting has been postponed, please revise your proxy materials to address your intentions in this regard. Considering that same Form 8-K announced Register.com`s intention to solicit proxies in favor of the merger transaction, advise shareholders as to whether you will solicit proxies with respect to the merger transaction for the accompanying Special Meeting. In this regard, we note Mr. Cuban`s intention to vote against the transaction, as discussed in the article in Forbes entitled "Mark Cuban Fights `Disastrous` Register.com Sale" dated August 10, 2005.
2. Please ensure that both the proxy statement and form of proxy are clearly identified as preliminary versions.

3. Advise us, with a view toward disclosure, why all of the participants, including the nominees, have not been identified on the cover page of the proxy statement as persons filing the Schedule
14A.

The Proposals, page 2

4. You mention that you are soliciting proxies from the holders of shares of the Company`s common stock "to elect nine directors to the
Register.com`s Board." Considering the Company`s Board elected to reduce its size to eight directors in November of last year, advise us as to how you intend to elect your nine nominees. Refer to the Form 8-K filed by Register.com on November 4, 2004. Do you plan to increase the number of directors who may serve? If so, do you need shareholder approval to do so or do the by-laws or charter of Register.com provide other means to do so? Please advise and revise your proxy materials to address this aspect of your solicitation.

Reasons for Our Solicitation, page 4
5. Please provide us with support for the statements relating to the following data that you present in quantified form:

* the increase in the NASDAQ Composite Index, Russell 2000 Index and
Dow Jones Composite Internet Index, on page 4, including an explanation as to why those indices are appropriate to compare against Register.com`s performance;
* the information provided by Datamonitor as to Register.com`s market share in the domain name registration market, on page 4;
* the number of employees in 2001 and 2003, on page 5;
* Register.com`s operating expenses as a percentage of net revenues, on page 5; and
* the percentages provided for the year ended 12/31/04 and quarter ended 3/31/05 in support of your allegation that Register.com has failed to deliver on stated goals, on page 6.
Demonstrate for us how you arrived at the numbers and percentages shown. Again, where the support for your calculations appears in other documents, such as the company`s Form 10-Qs or 10-Ks, provide copies of the relevant portions of the documents so that we can assess the context of the information upon which you rely. Mark the supporting documents provided to identify the specific information relied upon, such as financial statement line items and mathematical computations.
6. On page 6, you mention that "management agreed to present a business plan to stockholders outlining financial goals the Company sought to achieve." Advise as to how and when this plan or "stated goals" was conveyed to stockholders.
7. On page 7, you mention that "[l]ate filings have apparently been a recurring problem for the Company.." and you mention that they filed to file, inter alia, their quarterly report for the quarter ended September 30, 2004 in a timely manner. It appears, however, that this report was filed in a timely manner. Please advise and consider whether it is appropriate for you to continue to refer to this as a
"recurring problem."

8. On page 8 you mention that you "are skeptical that the Board will actually approve a sales transaction and permit it to be consummated." In light of the recent announcement by Register.com that they have entered into an acquisition agreement with Vector Capital, this statement would appear to be inappropriate. Please advise or revise.

9. On page 9, you state that you "have sought to work
constructively
with the Board to improve shareholder value with limited results." Please revise to elaborate upon how you have worked with the Board in
this manner.   You also mention that "the Company has failed to
achieve the goals of the business plan in a number of key areas..."
Revise to elaborate upon these key areas or if you are referring to the indicators disclosed on page 6, direct readers to this disclosure.

Proposed Plan for Register.com, page 10
10. Please disclose any potential effects of your proposal on existing security holders of Register.com. For instance, do you know of any existing company agreements with change in control provisions that may be triggered by the election of your nominees?

11. Please advise us as to how you arrived at your determination that
"the remaining members of the current Register.com Board hold less than 210,000 shares of the Company`s common stock...," on page 11.


Information Regarding the Barington Group Nominees, page 12

12. Please advise us as to how the nominees came to be participants in this solicitation. How are they affiliated with one another?

Information About the Barington Group, page 24

13. In the third paragraph of this discussion, you indicate that "[m]embers of the Barington Group, the Barington Group nominees, and certain other persons named below may be deemed to be `participants` in this proxy solicitation." Please revise to specifically identify those "certain other persons," such as Millenco, L.P., so that it is clear who is deemed a participant in this solicitation. Please also revise to state affirmatively that such persons are participants, as opposed to "may be."

Solicitation of Proxies, page 30

14. We note that you may employ various methods to solicit proxies including mail, advertisement, telephone, facsimile or in person. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A. Refer to Rules 14a-6(b) and (c). Please confirm your understanding.

Proxy card

15. We note the disclosure relating to how an executed proxy will be voted if no specification is provided. Please revise to place this language in bold-face type as required by Rule 14a-4(b)(1).

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

* the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact me at (202) 551-3264 with any questions. You may also reach me via facsimile at (202) 772-9203.

			Sincerely,


			Mara L. Ransom
			Special Counsel
			Office of Mergers and
	Acquisitions

cc via facsimile at (212)-715-8000:

Peter G. Smith, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY  10036
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Mr. Mitarotonda
Register.com, Inc.
August 19, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE